UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PROTECTIVE INSURANCE CORPORATION

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

74368L104

(CUSIP Number)

David E. Schmidt, Esq.

Much Shelist, P.C.

191 N. Wacker Drive, Suite 1800

Chicago, IL 60606

Phone: (312) 521-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74368L104	Page 2 of 30 pages

1		NAME OF REPORTING PERSON Norton Shapiro 2008 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,019(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 116,019(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,019(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood are the co-trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 118,524 shares of Class B Common Stock, or 1.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 3 of 30 pages

1		NAME OF REPORTING PERSON Norton Shapiro Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,277(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,277(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,277(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 3,277 shares of Class A Common Stock held by the Norton Shapiro Revocable Trust. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by the Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is less than 1%, based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class B Common Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 4 of 30 pages

1		NAME OF REPORTING PERSON Norton Shapiro Family LLC, an Illinois limited liability company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,500(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is less than 1% based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class A Common Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 5 of 30 pages

1		NAME OF REPORTING PERSON NSF Investment Partnership, an Illinois general partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,424(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,424(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,424(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)
14		TYPE OF REPORTING PERSON PN

_______________

(1) Includes 128,424 shares of Class A Common Stock held by NSF Investment Partnership. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Richard Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership. Does not include any shares of Class B Common Stock because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 462,699 shares of Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 6 of 30 pages

1		NAME OF REPORTING PERSON Richard Horwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,201(1)
	8	SHARED VOTING POWER 116,019 (2)
	9	SOLE DISPOSITIVE POWER 139,201(1)
	10	SHARED DISPOSITIVE POWER 116,019 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,220(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (4)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC, (ii) 3,277 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust, and (iii) 128,424 shares of Class A Common Stock held by NSF Investment Partnership. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Mr. Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood are the trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares.

(3) Includes (i) 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC, (ii) 3,277 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust, (iii) 128,424 shares of Class A Common Stock held by NSF Investment Partnership; and (iv) 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 596,168 shares of Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 7 of 30 pages

1		NAME OF REPORTING PERSON Cheryl Kreiter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,019 (1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 116,019 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,019(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood and trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 118,524 shares of Class B Common Stock, or 1.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 8 of 30 pages

1		NAME OF REPORTING PERSON Nathan Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 217,921(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 217,921(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,921(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 173,062 shares of Class A Common Stock held by NS (Florida) Associates Inc., and (iii) 44,859 shares of Class A Common Stock held by New Horizon (Florida) Enterprises Inc. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 468,750 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 9 of 30 pages

1		NAME OF REPORTING PERSON Nathan Shapiro Revocable Trust Dated 10/7/87
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 274,166(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 274,166(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 274,166 shares of Class A Common Stock held by Nathan Shapiro Revocable Trust Dated 10/7/87. Steven A. Shapiro, Daniel Shapiro, Randy Shapiro and Lesley Beider Stillman are the Co-Trustees of the trust. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.3% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 10 of 30 pages

1		NAME OF REPORTING PERSON NS (Florida) Associates Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,062(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,062(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,062(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14		TYPE OF REPORTING PERSON CO

_______________

(1) Includes 173,602 shares of Class A Common Stock held by the NS (Florida) Associates Inc. Nathan Shapiro is the sole Director and President of NS (Florida) Associates Inc., with sole voting and dispositive power over all shares of Class A Common Stock held by it. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 453,750 shares of the outstanding Class B Common Stock, or 3.9% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 11 of 30 pages

1		NAME OF REPORTING PERSON Shapiro Family Investment Partnership – Nathan Share
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,410(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,410(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,410(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (3)
14		TYPE OF REPORTING PERSON PN

_______________

(1) Includes 128,410 shares of Class A Common Stock held by Shapiro Family Investment Partnership – Nathan Share. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 462,640 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 12 of 30 pages

1		NAME OF REPORTING PERSON Stephen J. Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,410 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,410 1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,410 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 128,410 shares of Class A Common Stock held by Shapiro Family Investment Partnership – Nathan Share. The Shapiro Family Investment Partnership – Nathan Share is economically beneficially owned by 26 trusts, the economic beneficiaries of which are various members of Nathan Shapiro’s family. Mr. Gray is the sole trustee of each of these trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock owned the Shapiro Family Investment Partnership – Nathan Share. Does not include any shares of Class B Common Stock (including any Class B Common Stock owned by Mr. Gray, individually), which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person, as trustee of the above-referenced 26 trusts, also beneficially owns 462,640 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 13 of 30 pages

1		NAME OF REPORTING PERSON Steven A. Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,395(1)
	8	SHARED VOTING POWER 295,541 (2)
	9	SOLE DISPOSITIVE POWER 22,395(1)
	10	SHARED DISPOSITIVE POWER 295,541 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,936(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (4)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes (i) 22,335 shares of Class A Common Stock held by Steven A. Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, (iii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jordyn Reese Shapiro UTMA/IL. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes 21,375 shares of Class A Common Stock held by Illinois Diversified Company, LLC, and (ii) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87, who share voting and dispositive power over shares of Class A Common Stock held by it, are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(3) Includes (i) 22,335 shares of Class A Common Stock held by Steven A. Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, (iii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jordyn Reese Shapiro UTMA/IL, (iv) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (v) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 347,422 shares of the outstanding Class B Common Stock, or 3.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 14 of 30 pages

1		NAME OF REPORTING PERSON Daniel Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67(1)
	8	SHARED VOTING POWER 295,541(2)
	9	SOLE DISPOSITIVE POWER 67(1)
	10	SHARED DISPOSITIVE POWER 295,541(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,698(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (4)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes (i) 37 shares of Class A Common Stock held by Daniel Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes (i) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (ii) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87, who share voting and dispositive power over shares of Class A Common Stock held by it, are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(3) Includes (i) 37 shares of Class A Common Stock held by Daniel Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, (iii) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC; and (iv) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 347,412 shares of the outstanding Class B Common Stock, or 3.0% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 15 of 30 pages

1		NAME OF REPORTING PERSON Randy Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 274,166(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 274,166(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (1)(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87 are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.3% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 16 of 30 pages

1		NAME OF REPORTING PERSON Lesley Beider Stillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 274,166(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 274,166(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (1)(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87 are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.3% of the Class B Common Stock. This percentage is based on 11,636,766 shares of the Issuer’s Class B Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 17 of 30 pages

1		NAME OF REPORTING PERSON Emily Rita Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) % (2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 30 shares of Class A Common Stock held by Emily Rita Shapiro, individually. Emily Rita Shapiro does not own any shares of Class B Common Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 18 of 30 pages

1		NAME OF REPORTING PERSON New Horizon (Florida) Enterprises Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,859(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,859 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,859 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14		TYPE OF REPORTING PERSON CO

_________________

(1) Includes 44,859 shares of Class A Common Stock held by New Horizon (Florida) Enterprises Inc. The sole Director, President and Secretary of New Horizon (Florida) Enterprises Inc. is Nathan Shapiro, who has sole voting and dispositive over all shares of Class A Common Stock held by it. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 19 of 30 pages

1		NAME OF REPORTING PERSON Illinois Diversified Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,375 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,375 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,375 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) Includes 21,375 shares of Class A Common Stock held by Illinois Diversified Company, LLC. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) is made pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by each of the Reporting Persons (as defined below) to disclose a change to the disclosures previously made under Item 4 with respect to such Reporting Persons’ plans or proposals relating to that certain Stockholder Support and Contingent Sale Agreement dated as of April 22, 2020 (the “Contingent Sale Agreement”), a PDF copy of which is attached hereto as Exhibit 99.1. This Amendment No. 1 amends that certain Schedule 13D originally filed with the SEC in a paper filing on December 30, 1986 (“Original Schedule 13D” and together with Amendment No. 1, this “Schedule 13D”) with respect to the holdings of Protective Insurance Corporation, formerly known as Baldwin & Lyons, Inc.

Item 1. Security and Issuer

This statement relates to shares of Class A Common Stock, no par value per share, of Protective Insurance Corporation, an Indiana corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 111 Congressional Boulevard, Carmel, IN 46032.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

(a)          This Amendment No. 1 is being filed by Norton Shapiro 2008 Trust, Norton Shapiro Revocable Trust, Norton Shapiro Family LLC, an Illinois limited liability company, NSF Investment Partnership, an Illinois general partnership, Richard Horwood, Cheryl Kreiter, Nathan Shapiro, Stephen J. Gray, Emily Rita Shapiro, Randy Shapiro, Lesley Beider Stillman, Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, Steve Shapiro C/F Jayson Ryan Shapiro UTMA/IL, Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL, New Horizon (Florida) Enterprises Inc., Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, and Illinois Diversified Company, LLC (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). Norton Shapiro and Nathan Shapiro are brothers. Nathan Shapiro is the father of Steven A. Shapiro, Daniel Shapiro, Randy Shapiro and Lesley Beider Stillman. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange. Accordingly, the Reporting Persons are filing this Amendment No. 1 jointly and have entered into a Joint Filing Agreement, dated April 22, 2020, a copy of which is filed with this Amendment No. 1 as Exhibit 99.3, pursuant to which the Reporting Persons have agreed to file this statement, and any amendments hereto, jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. However, this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, a “group” within the meaning of Rule 13d-5 promulgated under the Exchange Act.

(b)         The principal business address of each of Nathan Shapiro, Emily Rita Shapiro, Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, Steve Shapiro C/F Jayson Ryan Shapiro UTMA/IL, Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL, New Horizon (Florida) Enterprises Inc., Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, and Illinois Diversified Company, LLC (including Stephen J. Gray, the “Nathan Parties”) is 799 Central Ave # 350, Highland Park, IL 60035. The principal business address of Stephen J. Gray is 529 Chicago Ave., Unit D, Evanston, IL 60202. The principal business address of Norton Shapiro 2008 Trust, Norton Shapiro Revocable Trust, Norton Shapiro Family LLC, an Illinois limited liability company, NSF Investment Partnership, an Illinois general partnership, Richard Horwood and Cheryl Kreiter (the “Norton Parties”) is c/o Horwood, Marcus & Berk, 500 W. Madison St. #3700, Chicago, IL 60661.

(c)          The principal business of each of the Reporting Persons is to make investments and operate businesses. Nathan Shapiro is a Director of the Company. Stephen J. Gray is a Director of the Company. Steven A. Shapiro is the former Executive Chairman of the Company.

(d)         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 20 of 30 pages

(f)          Each of Richard Horwood, Cheryl Kreiter, Stephen J. Gray, Nathan Shapiro, Daniel Shapiro, Randy Shapiro, Steven A. Shapiro and Lesley Beider Stillman is a natural person and citizen of the United States. Each of (i) NSF Investment Partnership and (ii) Shapiro Family Investment Partnership – Nathan Share is a general partnership formed under the laws of Illinois. Each of (i) Norton Shapiro Revocable Trust, (ii) Norton Shapiro 2008 Trust, and (iii) Nathan Shapiro Revocable Trust Dated 10/7/87 is a trust organized under the laws of the United States. Each of NS Florida Associates, Inc. and New Horizon (Florida) Enterprises Inc. is a corporation formed under the laws of Florida. Each of Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, Steve Shapiro C/F Jayson Ryan Shapiro UTMA/IL, Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL, and Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL is an Account created under the Illinois Uniform Gift to Minors Act and applicable U.S. tax laws. Each of (i) Norton Shapiro Family LLC and (ii) Illinois Diversified Company, LLC is a limited liability company organized under the laws of Illinois.

Item 3. Source and Amount of Funds or other Considerations.

Item 3 is hereby amended and supplemented as follows:

Item 3 of the Original Schedule 13D is hereby incorporated by reference with respect to the aggregate purchase price of the shares of Class A Common Stock held by the Nathan Parties and the Norton Parties. There is no change to the information called for by this Item 3. No payment was made any of the Reporting Persons or any entities controlled by any of them in connection with the execution and delivery of the Contingent Sale Agreement. To the extent that shares of Class A Common Stock are acquired/sold under the Contingent Sale Agreement, the purchase price thereunder will be paid from the Offering Parties’ (as defined below) personal funds.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On April 22, 2020, Protective Partners, Lancer, and Protective Investment (collectively, the “Offering Parties”), Shapiro Family Investment Partnership – Nathan Share, an Illinois general partnership, Nathan Shapiro Revocable Trust Dated 10/7/87, NS (Florida) Associates Inc., a Florida corporation, Daniel Shapiro, Emily Rita Shapiro, Steven A. Shapiro C/F Jackson Henry Shapiro UGTMA/IL, Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL, New Horizon (Florida) Enterprises Inc., a Florida corporation, Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, Steven A. Shapiro (in his capacity as a Stockholder), Illinois Diversified Company, LLC, an Illinois limited liability company, Norton Shapiro Revocable Trust, Norton Shapiro 2008 Trust, Norton Shapiro Family LLC, an Illinois limited liability company, and NSF Investment Partnership, an Illinois general partnership, and Nathan Shapiro (each a “Selling Stockholder” and collectively the “Selling Stockholders”), and Steven Shapiro (the “Stockholder Representative”) entered into a Stockholder Support and Contingent Sale Agreement (the “Contingent Sale Agreement”). Pursuant to the Contingent Sale Agreement, upon the terms and subject to the conditions thereof, the Selling Stockholders will sell all of the shares of Class A Common Stock held by the Selling Stockholders (“Selling Stockholders Stock”), representing approximately 35.3% of the issued and outstanding shares of Class A Common Stock, to the Offering Parties pursuant to either (a) an offer to purchase all outstanding Class A Common Stock made to all holders of Class A Common stock of the Issuer in accordance with Regulation 14D promulgated under the Exchange Act by the Offering Parties (the “Offer”) or (b) if the conditions to commence an Offer are not satisfied under the terms and conditions of the Contingent Sale Agreement, the Offering Parties will have the right, but not the obligation, to purchase the Selling Stockholders Stock in a private sale to the Offering Parties only (the “Alternative Sale”).

Page 21 of 30 pages

Subject to the satisfaction of certain conditions as further described below, the purchase price for the Class A Common Stock made pursuant to the Offer would be at a price per share equal to 85% of the Issuer’s book value per share on a fully-diluted basis as publicly reported by the Issuer with respect to its fiscal quarter ended March 31, 2020. Subject to the terms of the Contingent Sale Agreement, the Selling Stockholders have agreed to tender into any such Offer and not withdraw all Selling Stockholders Stock (which shall be all of the shares of Class A Common held by the Selling Stockholders). If the Offer is commenced, the Offer will not be conditioned on any threshold percentage of the Class A Common Stock being tendered in the Offer in order for the Offer to be closed. However, the obligation of the Offering Parties to accept for payment any shares of Class A Common Stock that are validly tendered pursuant to the Offer, and not withdrawn, will be subject to such conditions as are determined by the Offering Parties in their discretion, including the requirement that all shares of Class A Common Stock beneficially owned by the Selling Stockholders be properly tendered and not withdrawn pursuant to the Offer and certain other conditions that are common in transactions such as the Offer. The Offering Parties will not be obligated to accept any shares of Class A Common Stock for payment pursuant to the Offering unless such conditions are satisfied or waived.

The obligation of the Offering Parties to commence the Offering is subject to the satisfaction or waiver of a number of conditions (collectively, the “Offer Conditions”) on or prior to the date that is 60 days prior to the Outside Date (as defined below), including the following: (a) the Issuer shall have taken all corporate actions needed to render the Indiana business combination and control share statutes inapplicable to the transactions contemplated by the Contingent Sale Agreement such that the shares of Class A Common acquired by the Offering Parties continue to represent voting stock of the Issuer, no limitation on any future business combinations involving any of the Offering Parties are imposed, and no dissenters rights or similar rights are triggered under such statutes; (b) there is no legal requirement that any shares of Class B Common Stock or any other equity securities of the Issuer be purchased in connection with the transactions contemplated by the Contingent Sale Agreement; (c) the Issuer shall not have made or expressed its intention to make, adopt or implement any rights offering, poison pill, staggered board, super-majority voting requirement, stock repurchase, golden parachute, change of control provision or payment, or similar anti-takeover measure; (d) the Issuer shall not have restated any of its financial statements or other information included in its periodic filings with the Commission; (e) the average closing market price of the Class A Common Stock for the three days prior to the commencement of the Offer shall not be lower than the per share price applicable to the Offer; (f) the Offering Parties shall have completed their due diligence review and the results of such review shall have been satisfactory to the Offering Parties within the time frames set forth in the Contingent Sale Agreement; (g) the Issuer shall have consented to the Offer and filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer containing the recommendation of the Issuer that the holders of the Class A Common Stock accept the Offer and tender their shares to the Offering Parties pursuant to the Offer (or, if the board of directors of the Issuer consents to and approves the Offer but declines to make a positive recommendation to the shareholders of the Issuer, then having the board of directors remain neutral with respect to the Offer); (h) the Issuer shall have agreed to appoint Delaney as a member of the Issuer’s board of directors concurrently with and conditioned upon the closing of the Offer; and (i) those other conditions set forth in the Contingent Sale Agreement.

If any of the matters contemplated by Offer Condition set forth in clause (a) above in the preceding paragraph are not approved, the Selling Stockholders will cause the Issuer to call a special meeting of the stockholders of the Issuer to (i) consider and vote with respect to the approval of such unapproved matters, and (ii) vote to replace the board of directors with a slate of directors that is acceptable to the Selling Stockholders in their discretion, and if such replacement is successful, then seek approval of any such unapproved matters by the new board of directors so as to render the Indiana business combination and control share statutes inapplicable to the transactions contemplated by the Contingent Sale Agreement and to the Class A Common Stock purchased in connection with the Contingent Sale Agreement.

Page 22 of 30 pages

If the closing of the Offer does not occur prior to September 30, 2020, as may be extended to comply with applicable requirements under Rule 14d-1 or as otherwise provided in the Contingent Sale Agreement (the “Outside Date”), due to the non-satisfaction of any Offer Conditions or such other reasons specified in the Contingent Sale Agreement, then, subject to the satisfaction of certain conditions and at the discretionary election of the Offering Parties, each Stockholder will be required to sell the shares of Class A Common Stock held by each Selling Stockholder to the Offering Parties in an Alternative Sale. The purchase price per share in the Alternative Sale shall be 50% of the lower of (i) the Issuer’s book value per share on a fully-diluted basis as publicly reported by the Issuer with respect to its fiscal quarter ended March 31, 2020, and (ii) the Issuer’s book value per share on a fully-diluted basis that was last publicly reported by the Issuer with respect to a fiscal quarter of the Issuer ended prior to the date of the closing of the Alternative Sale.

Although there is no intention that the transactions contemplated by the Contingent Sale Agreement result in the Class A Common Stock (a) ceasing to be authorized to be quoted on the Nasdaq Stock Market, or (b) becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, in the event that the Offer is consummated and sufficient stockholders of the Issuer tender their shares of Class A Common Stock, it is possible that one or both of such events may occur.

The Selling Stockholders have agreed that during the term of the Contingent Sale Agreement none of them will, directly or indirectly, (a) solicit, initiate or engage in any Acquisition Proposal (as defined in the Contingent Sale Agreement), (b) provide any information to any third party with a view to such third party or any other person pursuing or considering to pursue an Acquisition Proposal (as defined in the Contingent Sale Agreement), (c) sell, or enter into any agreement to sell, any shares of Class A Common Stock, or (d) solicit, encourage or facilitate, or induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing) with any person (other than the Offering Parties) regarding, an Acquisition Proposal.

The Contingent Sale Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. The Contingent Sale Agreement may be terminated (i) by the mutual agreement of the Offering Parties and all of the Selling Stockholders, (ii) by the Offering Parties if the Selling Stockholders breach or fail to perform their agreements or obligations under the Contingent Sale Agreement and such breach or failure remains uncured after 30 days, (iii) by the Selling Stockholders if the Offering Parties breach or fail to perform any of their representations, warranties or covenants contained in the Contingent Sale Agreement and such breach or failure remains uncured after 30 days, (iv) by the Offering Parties if the closing has not been consummated by 30 days following the Outside Date, (v) by the Offering Parties if the Issuer has taken any action that would cause any of the Offer Conditions to not be satisfied, or (vi) by any party if any legal order or ruling is taken which prohibits the transactions contemplated by the Contingent Sale Agreement.

The description of the Contingent Sale Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Contingent Sale Agreement, which has been filed as Exhibit 99.2 hereto and is incorporated herein by this reference.

The Contingent Sale Agreement contains numerous conditions that must be satisfied prior to any purchase of the Selling Stockholders Stock by the Offering Parties and, as a result, there can be no assurance that any sale of the Selling Shareholders Stock pursuant to the Contingent Sale Agreement will be consummated.

Page 23 of 30 pages

Except as otherwise provided in the Schedule 13D (as amended and supplemented), none of the Reporting Persons has any plans or proposals that relate to or would resulted in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a)          The Reporting Persons own, in the aggregate, 919,564 shares of Class A Common Stock, representing approximately 35.3% of the shares of Class A Common Stock which were outstanding on March 16, 2020 (as represented by the Issuer in its Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020).

(i)           The Norton Shapiro 2008 Trust, owns and beneficially owns, in the aggregate, 116,019 shares of Class A Common Stock. Cheryl Kreiter and Richard Horwood are the co-trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares.

(ii)          The Norton Shapiro Revocable Trust owns and beneficially owns, in the aggregate, 3,277 shares of Class A Common Stock. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by the Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee.

(iii)         Norton Shapiro Family LLC owns and beneficially owns, in the aggregate, 7,500 shares of Class A Common Stock. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC.

(iv)         NSF Investment Partnership, an Illinois general partnership, owns and beneficially owns, in the aggregate, 128,424 shares of Class A Common Stock. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Richard Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership.

Page 24 of 30 pages

(v)          Richard Horwood beneficially owns, in the aggregate, 255,220 shares of Class A Common Stock, consisting of (i) 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC, (ii) 3,277 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust, (iii) 128,424 shares of Class A Common Stock held by NSF Investment Partnership, and (iv) 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by the Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Mr. Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership. Cheryl Kreiter and Richard Horwood are the trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares.

(vi)         Cheryl Kreiter beneficially owns, in the aggregate, 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood are trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares.

(vii)        Nathan Shapiro beneficially owns, in the aggregate, 217, 921 shares of Class A Common Stock, consisting of (i) 173,062 shares of Class A Common Stock held by NS (Florida) Associates Inc., and (iii) 44,859 shares of Class A Common Stock held by New Horizon (Florida) Enterprises Inc.

(viii)          NS (Florida) Associates Inc. owns and beneficially owns, in the aggregate, 173,602 shares of Class A Common Stock. Nathan Shapiro is the sole Director and President of NS (Florida) Associates Inc., with sole voting and dispositive power over all shares of Class A Common Stock held by it.

(ix)         The Nathan Shapiro Revocable Trust Dated 10/7/87 owns and beneficially owns, in the aggregate, 274,166 shares of Class A Common Stock. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87, who share voting and dispositive power over shares of Class A Common Stock held by it, are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman.

(x)           The Shapiro Family Investment Partnership – Nathan Share owns and beneficially owns, in the aggregate, 128,410 shares of Class A Common Stock. The Shapiro Family Investment Partnership – Nathan Share is economically beneficially owned by 26 trusts, the economic beneficiaries of which are various members of Nathan Shapiro’s family. Steven J. Gray is the sole trustee of each of these trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock owned the Shapiro Family Investment Partnership – Nathan Share.

(xi)         Stephen J. Gray beneficially owns, in the aggregate, 128,410 shares of Class A Common Stock held by Shapiro Family Investment Partnership – Nathan Share.

(xii)        Steven A. Shapiro beneficially owns, in the aggregate, 317,936 shares of Class A Common Stock, including (i) 22,335 shares of Class A Common Stock held by Steven A. Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, (iii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jordyn Reese Shapiro UTMA/IL, (iv) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (ii) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro.

(xiii)        Daniel Shapiro beneficially owns, in the aggregate, 295,698 shares of Class A Common Stock, including (i) 37 shares of Class A Common Stock held by Daniel Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, (iii) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (iv) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(xiv)        Randy Shapiro beneficially owns, in the aggregate, 274,166 shares of Class A Common Stock, including 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

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(xv)        Lesley Beider Stillman beneficially owns, in the aggregate, 274,166 shares of Class A Common Stock, including 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(xvi)       Emily Rita Shapiro, individually, owns and beneficially owns 30 shares of Class A Common Stock.

(xvii)      New Horizon (Florida) Enterprises Inc. owns and beneficially owns, in the aggregate, 44,859 shares of Class A Common Stock. The sole Director, President and Secretary of New Horizon (Florida) Enterprises Inc. is Nathan Shapiro, who has sole voting and dispositive over all shares of Class A Common Stock held by it.

(xviii)     Illinois Diversified Company, LLC owns and beneficially owns, in the aggregate, 21,375 shares of Class A Common Stock held by Illinois Diversified Company, LLC. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro.

(c)          None.

(d)         Except as described herein, no other person is known by any Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Joint Filing Agreement, dated April 22, 2020, attached to this Amendment No. 1 as Exhibit 99.3 and except as otherwise described herein, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Stockholder Support and Contingent Sale Agreement dated April 22, 2020

99.2	Joint Filing Agreement by and among Reporting Parties dated April 22, 2020.

[Signatures on Next Page]

Page 26 of 30 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment No. 1 to Schedule 13D is executed this April 22, 2020 by each of the undersigned.

Norton Shapiro 2008 Trust

By:	/s/ Richard Harwood
	Name:	Richard Horwood
	Title:	Co-Trustee

By:	/s/ Cheryl Kreiter
	Name:	Cheryl Kreiter
	Title:	Co-Trustee

Norton Shapiro Revocable Trust

By:	/s/ Richard Harwood
	Name:	Richard Horwood
	Title:	Trustee

Norton Shapiro Family LLC, an Illinois limited liability company

By:	NS Family Trust #1
Its: Manager

By:	/s/ Richard Harwood
	Name:	Richard Horwood, not individually, but solely as Trustee
	Title:	Trustee

Page 27 of 30 pages

NSF Investment Partnership, an Illinois general partnership

By:	/s/ Richard Harwood
	Name:	Richard Horwood, not individually, but solely as Trustee of each of its general partners
	Title:	Trustee of each of its general partners

Steven A. Shapiro, individually

/s/ Steven A. Shapiro
Steven A. Shapiro

Daniel Shapiro, individually

/s/ Daniel Shapiro
Daniel Shapiro

Nathan Shapiro Revocable Trust Dated 10/7/87

By:	/s/ Lesley Beider Stillman
	Name:	Lesley Beider Stillman
	Title:	not individually, but solely as Co- Trustee

By:	/s/ Randy Shapiro
	Name:	Randy Shapiro
	Title:	not individually, but solely as Co- Trustee

By:	/s/ Daniel Shapiro
	Name:	Daniel Shapiro
	Title:	not individually, but solely as Co- Trustee

By:	/s/ Steven A. Shapiro
	Name:	Steven A. Shapiro
	Title:	not individually, but solely as Co- Trustee

Page 28 of 30 pages

NS (Florida) Associates Inc.

By:	/s/ Nathan Shapiro
	Name:	Nathan Shapiro
	Title:	Director and President

Steven A. Shapiro C/F Jackson Henry Shapiro
UGTMAIL

By:	/s/ Steven A. Shapiro
	Name:	Steven A. Shapiro

Steve Shapiro C/F Jayson Ryan Shapiro
UTMA/IL

By:	/s/ Steven A. Shapiro
	Name:	Steven A. Shapiro

Steve Shapiro C/F Jordyn Reese Shapiro
UTMA/IL

By:	/s/ Steven A. Shapiro
	Name:	Steven A. Shapiro

Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro

Page 29 of 30 pages

Emily Rita Shapiro, individually
/s/ Emily Rita Shapiro
Emily Rita Shapiro

New Horizon (Florida) Enterprises Inc.
By:	/s/ Nathan Shapiro
	Name:	Nathan Shapiro
	Title:	Director and President

Illinois Diversified Company, LLC
By:	/s/ Steven A. Shapiro
	Name:	Steven A. Shapiro
	Title:	Manager

By:	/s/ Daniel Shapiro
	Name:	Daniel Shapiro
	Title:	Manager

Page 30 of 30 pages